4Q22 Investor Presentation

January 17, 2023


UNITED COMMUNITY BANK

UNITED United COMMUNITY BANKS, INC.®

EQUAL HOUSING LENDER

Disclosures

CAUTIONARY STATEMENT

This communication contains "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. In general, forward-looking statements usually may be identified through use of words such as "may," "believe," "expect," "anticipate," "intend," "will," "should," "plan," "estimate," "predict," "continue" and "potential" or the negative of these terms or other comparable terminology, and include statements related to the expected returns and other benefits of the merger (the "merger") with Progress Financial Corporation ("Progress"), expected improvement in operating efficiency resulting from the merger, estimated expense reductions resulting from the transaction and the timing of achievement of such reductions, the impact on and timing of the recovery of the impact on tangible book value, and the effect of the merger on United's capital ratios. Forward-looking statements are not historical facts and represent management's beliefs, based upon information available at the time the statements are made, with regard to the matters addressed; they are not guarantees of future performance. Actual results may prove to be materially different from the results expressed or implied by the forward-looking statements. Forward-looking statements are subject to numerous assumptions, risks and uncertainties that change over time and could cause actual results or financial condition to differ materially from those expressed in or implied by such statements.

Factors that could cause or contribute to such differences include, but are not limited to (1) the risk that the cost savings from the merger may not be realized or take longer than anticipated to be realized, (2) disruption from the merger with customer, supplier, employee or other business partner relationships, (3) the possibility that the costs, fees, expenses and charges related to the merger may be greater than anticipated, (4) reputational risk and the reaction of the companies' customers, suppliers, employees or other business partners to the merger, (5) the risks relating to the integration of Progress' operations into the operations of United, including the risk that such integration will be materially delayed or will be more costly or difficult than expected, (6) the risk of potential litigation or regulatory action related to mergers, (7) the risks associated with United's pursuit of future acquisitions, (8) the risk of expansion into new geographic or product markets, (9) the dilution caused by United's issuance of additional shares of its common stock in mergers, and (10) general competitive, economic, political and market conditions. Further information regarding additional factors which could affect the forward-looking statements can be found in the cautionary language included under the headings "Cautionary Note Regarding Forward-Looking Statements" and "Risk Factors" in United's Annual Report on Form 10-K for the year ended December 31, 2021, and other documents subsequently filed by United with the SEC.

Many of these factors are beyond United's ability to control or predict. If one or more events related to these or other risks or uncertainties materialize, or if the underlying assumptions prove to be incorrect, actual results may differ materially from the forward-looking statements. Accordingly, shareholders and investors should not place undue reliance on any such forward-looking statements. Any forward-looking statement speaks only as of the date of this communication, and United undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law. New risks and uncertainties may emerge from time to time, and it is not possible for United to predict their occurrence or how they will affect United.

United qualifies all forward-looking statements by these cautionary statements.

Disclosures

NON-GAAP MEASURES

This Investor Presentation includes financial information determined by methods other than in accordance with generally accepted accounting principles ("GAAP"). This financial information includes certain operating performance measures, which exclude merger-related and other charges that are not considered part of recurring operations. Such measures include: "Earnings per share – operating," "Diluted earnings per share – operating," "Tangible book value per share," "Return on common equity – operating," "Return on tangible common equity – operating," "Return on assets – operating," "Return on assets – pre-tax pre-provision, excluding merger-related and other charges," "Efficiency ratio – operating," "Expenses – operating," and "Tangible common equity to tangible assets."

Management has included these non-GAAP measures because it believes these measures may provide useful supplemental information for evaluating United's underlying performance trends. Further, management uses these measures in managing and evaluating United's business and intends to refer to them in discussions about our operations and performance. Operating performance measures should be viewed in addition to, and not as an alternative to or substitute for, measures determined in accordance with GAAP, and are not necessarily comparable to non-GAAP measures that may be presented by other companies. To the extent applicable, reconciliations of these non-GAAP measures to the most directly comparable GAAP measures can be found in the 'Non-GAAP Reconciliation Tables' included in the exhibits to this Presentation.

United Community Banks, Inc.

Committed to Service Since 1950



Regional Full Service Branch Network
National Navitas and SBA Markets
UCBI Banking Offices

Premier Southeast Regional Bank

- ✓ Metro-focused branch network with locations in the fastest-growing MSAs in the Southeast
- ✓ 198 branches, 8 LPOs, and 6 MLOs across six Southeast states
- ✓ Top 10 market share in GA and SC
- ✓ Proven ability to integrate – 13 acquisitions completed over the past 10 years

Extended Navitas and SBA Markets

- ✓ Offered nationwide
- ✓ SBA business has both in-footprint and national business (4 specific verticals)
- ✓ Navitas subsidiary is a technology-enabled small-ticket, essential-use commercial equipment finance provider

Note: See glossary located at the end of this presentation for reference on certain acronyms

Company Overview

$24.0
BILLION IN TOTAL ASSETS

$15.3
BILLION IN TOTAL LOANS

$4.3
BILLION IN AUA

$19.9
BILLION IN TOTAL DEPOSITS

12.8%
TIER 1 RBC

100 BEST BANKS IN AMERICA
in 2022 for the ninth consecutive year – Forbes

$0.22
QUARTERLY DIVIDEND – UP 10% YOY

#2 Highest Net Promoter Score
among all banks nationwide in 2021 – J.D. Power

206
BANKING OFFICES ACROSS THE SOUTHEAST

TOP 10 WORLD'S BEST BANKS
and #3 in the United States – Forbes

#1 IN CUSTOMER SATISFACTION
in 2022 with Retail Banking in the Southeast – J.D. Power

BEST BANKS TO WORK FOR
in 2022 for the sixth consecutive year – American Banker

4Q22 Highlights

$0.74
Diluted earnings per share – GAAP

$0.75
Diluted earnings per share – operating[1]

1.33%
Return on average assets – GAAP

1.35%
Return on average assets – operating[1]

2.09%
PTPP return on average assets – operating[1]

0.49%
Cost of deposits

38%
DDA / Total Deposits

10.86%
Return on common equity – GAAP

15.2%
Return on tangible common equity – operating[1]

12%
Annualized 4Q EOP loan growth

48.0%
Efficiency ratio – GAAP

47.4%
Efficiency ratio – operating[1]

77%
Loan-to-Deposit ratio

Other 4Q notable items:

$3.6mm (pre-tax) gain on equity investment marks

$1.8mm (after-tax) tax loss on BOLI surrender


Diluted Earnings Per Share
$0.55
$0.64
$0.74
$0.75
$0.74
$0.75
4Q21
3Q22
4Q22
GAAP
Operating (1)


Return on Average Assets
0.96%
1.10%
1.32%
1.34%
1.33%
1.35%
4Q21
3Q22
4Q22
GAAP
Operating (1)


Book Value Per Share
$23.63
$18.42
$23.78
$16.52
$24.38
$17.13
4Q21
3Q22
4Q22
GAAP
Tangible (1)


PTPP Return on Average Assets
1.21%
1.40%
1.94%
1.97%
2.07%
2.09%
4Q21
3Q22
4Q22
PTPP
Operating PTPP (1)

(1) See non-GAAP reconciliation table slides in the Appendix for a reconciliation of operating performance measures to GAAP performance

UNITED

Long-Term Financial Performance & Shareholder Return



ROA(1)(2)
1.40%
1.51%
1.42%
1.34%
1.35%
1.46%
1.37%
1.35%
1.07%
1.17%
1.32%
1.33%
1.04%
0.89%
1.08%
0.78%
2018
2019
2020
2021
1Q22
2Q22
3Q22
4Q22
UCBI - GAAP
UCBI - Operating
KRX Peer Median



ROTCE(1)(2)
17.33%
15.69%
15.81%
15.60%
15.20%
12.24%
14.20%
11.00%
13.14%
11.60%
11.89%
11.02%
10.86%
9.25%
9.31%
6.80%
2018
2019
2020
2021
1Q22
2Q22
3Q22
4Q22
UCBI - GAAP ROE
UCBI - Operating
KRX Peer Median

Performance for the period ended January 13, 2023	United Community Banks, Inc.	KBW Nasdaq Regional Bank Index (KRX)
1-YEAR	-7%	-13%
3-YEAR	28%	16%
5-YEAR	29%	12%
10-YEAR	328%	142%



Total Shareholder Return $
$427
$243
UCBI Outperformance
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
2023

(1) See non-GAAP reconciliation table slides in the Appendix for a reconciliation of operating performance measures to GAAP performance
(2) UCBI 1Q22 includes the impact of the $18.3 million initial provision to establish the reserve for Reliant loans and unfunded commitments, which reduced ROA – Operating by 24 bps and reduced ROTCE – Operating by 289 bps

Progress Financial Corporation Merger Update


Huntsville
Florence
Decatur
Birmingham
Tuscaloosa
Alabama
Daphne
Destin
Panama City
United Community Banks, Inc. (184)
Progress Financial Corporation (14)

Business Update

- ✓ Closed acquisition on January 3, 2023
- ✓ Progress is headquartered in Huntsville, Alabama and has 14 branches in some of the Southeast's fastest growing markets in Alabama and the Florida Panhandle
- ✓ As of September 30, 2022, Progress had $1.4 billion in loans and $1.5 billion in deposits
- ✓ Progress CEO David Nast will continue to lead the markets as United's State President for Alabama and the Florida Panhandle
- ✓ Operational conversion is scheduled for early 2Q23
- ✓ Return metrics are expected to be within United's target ranges

Footprint Focused on High-Growth MSAs in Southeast

Fastest Growing Major Southeast MSAs (1)	UCBI Market Rank(3)	% of UCBI Deposits(3)	'22 – '27 Proj. Pop. Growth %	'22 – '27 Proj. HHI. Growth %	'22 Total Deposits ($M)
1) Nashville, TN	10	9.48%	6.10%	13.89%	89,155
2) Orlando, FL	13	4.13%	5.64%	13.81%	73,009
3) Atlanta, GA	9	20.38%	5.38%	11.85%	235,389
4) Raleigh, NC	12	3.44%	5.14%	12.32%	38,965
5) Jacksonville, FL	21	0.38%	4.82%	13.91%	97,625
6) Tampa, FL	37	0.40%	4.79%	12.06%	115,930
7) Charlotte, NC	13	2.86%	4.47%	12.74%	315,760
8) Richmond, VA	--	--	4.46%	10.22%	127,383
9) Birmingham, AL	21	1.15%	4.25%	10.99%	54,793
10) Washington DC	--	--	4.05%	8.89%	358,351
11) Miami, FL	51	1.48%	3.97%	13.84%	324,607

United MSA Presence Progress MSA Presence

Fastest Growing Mid-Size Southeast MSAs (2)	UCBI Market Rank(3)	UCBI (%) of Total Deposits(3)	'22 – '27 Proj. Pop. Growth %	'22 – '27 Proj. HHI. Growth %	'22 Total Deposits ($M)
1) Daphne, AL	25	0.00%	7.80%	8.43%	6,472
2) Huntsville, AL	7	3.06%	7.14%	12.58%	11,473
3) Myrtle Beach, SC	13	1.86%	6.42%	12.41%	12,128
4) Cape Coral, FL	--	--	6.08%	12.09%	20,858
5) Winter Haven, FL	--	--	5.80%	9.68%	10,057
6) Naples, FL	29	0.05%	5.71%	13.34%	23,081
7) Gainesville, GA	4	2.89%	5.65%	17.85%	5,801
8) Sarasota, FL	29	0.35%	5.56%	15.84%	28,517
9) Destin, FL	15	0.69%	5.34%	12.21%	7,826
10) Clarksville, TN-KY	7	1.95%	5.26%	9.60%	5,304
11) Fayetteville, AR	--	--	5.18%	8.73%	15,690
12) Charleston, SC	14	1.15%	5.09%	15.11%	20,394
13) Hilton Head, SC	15	0.21%	5.08%	13.36%	6,181
14) Port St. Lucie, FL	15	0.11%	4.98%	14.54%	12,332
15) Tuscaloosa, AL	25	0.00%	4.85%	10.56%	5,299
16) Athens, GA	9	1.05%	4.76%	11.34%	6,049
17) Knoxville, TN	10	2.83%	4.70%	10.92%	23,854
18) Daytona Beach, FL	--	--	4.67%	13.62%	14,104
19) Savannah, GA	8	1.09%	4.57%	8.56%	9,313
20) Spartanburg, SC	7	1.22%	4.47%	12.48%	6,019

Projected Population Growth(2) (2022-2027)


4.9%
3.2%
United Community Bank
National Avg.

Projected Household Income Growth(2) (2022-2027)


11.9%
12.1%
United Community Bank
National Avg.

(1) Includes MSAs with a population of greater than 1,000,000
(2) Includes MSAs with a population between 200,000 and 1,000,000
(3) Market Rank and (%) of Total Deposits pro forma for pending acquisition of Progress Financial Corporation

Outstanding Deposit Franchise

4Q22 Total Deposits $19.9 billion



Time
9%
Savings
8%
DDA
38%
MMDA
23%
22%
NOW

Cost of Deposits Trend



0.49%
0.31%
0.17%
0.14%
0.09%
0.07%
0.06%
0.06%
0.08%
0.19%
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
UCBI
KRX Peer Median

- ✓ Favorable core deposit mix and deposit costs below peers
- ✓ Cost of deposits increased to 0.49%; up 30 bps from 3Q22
- ✓ 4Q22 deposit beta of 21%
- ✓ 12.0% cumulative deposit beta since 4Q21
- ✓ Historical 4Q15 – 2Q19 deposit beta equal to 24%
- ✓ Total deposits were down $444 million in 4Q22, or 9% annualized from 3Q22; up $1.6 billion or 9% from 4Q21

Note: Core transaction accounts include demand deposits, interest-bearing demand, money market and savings accounts, excluding public funds deposits

Deposit Trends

	3Q22		4Q22	
	Balance ($ in millions)	Avg Cust. Balance	Balance ($ in millions)	Avg Cust. Balance
Business - DDA	$5,310	$60,184	$4,778	$54,028
Business - All Other	$2,371	$186,344	$2,281	$178,636
Personal - DDA	$3,912	$12,129	$3,771	$11,629
Personal - All Other	$6,380	$32,723	$6,437	$33,094
Public	$2,129	$729,473	$2,440	$848,230
Brokered & Other	$220	N/A	$169	N/A
Total	**$20,321**	**$32,704**	**$19,877**	**$31,911**

- ✓ Business deposits decreased $622 million from 3Q22, primarily due to a $532 million decrease in Business DDA deposits
  - The Business DDA outflow was driven by a combination of asset purchases, owner distributions, tax payments and movement into higher yielding accounts, both inside and outside of the bank
- ✓ Personal deposits decreased $84 million from 3Q22, primarily due to a $141 million decrease in Personal DDA deposits
  - The Personal DDA outflow was primarily a result of individuals seeking higher rates for their excess liquidity, with more than half that moved into higher yielding accounts at United

Well-Diversified Loan Portfolio

$ in billions

4Q22 Total Loans $15.3 billion


Manufactured
Housing
2%
Residential
Construction
3%
Home Equity
6%
Residential
Mortgage
15%
Other
Consumer
1%
CRE
21%
Commercial
Construction
10%
42%
C&I

Quarter Highlights

- ✓ Loans increased $453 million, or 12% annualized
- ✓ Construction & CRE ratio as a percentage of total RBC = 79% / 199%
- ✓ Top 25 relationships totaled $774 million, or 5.0% of total loans
- ✓ SNCs outstanding of $331 million, or 2.2% of total loans
- ✓ Project lending limit of $32 million
- ✓ Conservative relationship lending limits driven by risk grades


Equipment
Financing
$1.4
Commercial &
Industrial
$2.3
Owner
Occupied CRE
$2.7

Balance Sheet Strength – Liquidity and Capital

Loans / Deposits %



82%
77%
73%
70%
70%
68%
66%
64%
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
UCBI
KRX Peer Median

- ✓ Substantial balance sheet liquidity and above-peer capital ratios
- ✓ $6.2 billion securities portfolio offers significant near- and medium-term cash flow opportunities
- ✓ Deposits funding 95% of total funding liabilities

Tangible Common Equity / Tangible Assets %



8.7%
8.5%
8.1%
7.7%
7.6%
7.7%
7.9%
6.8%
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
UCBI
KRX Peer Median

Common Equity Tier 1 RBC %*



12.6%
12.6%
12.5%
11.9%
12.0%
12.1%
12.3%
11.2%
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22*
UCBI
KRX Peer Median

*4Q22 regulatory capital ratios are preliminary

Capital

Risk-Based Capital Ratios*



CET1
Non-common Tier 1
Tier 2
14.9%
14.7%
14.3%
14.5%
14.6%
13.6%
14.8%
1.6%
0.8%
12.6%
1.5%
0.7%
12.5%
1.9%
0.6%
11.9%
1.9%
0.6%
12.0%
1.9%
0.6%
12.1%
1.9%
0.6%
11.2%
2.0%
0.6%
12.3%
3Q21
4Q21
1Q22
2Q22
3Q22
3Q22 KRX Peer Median
4Q22*

Tangible Book Value Per Share



$16.52
$0.77
($0.01)
($0.24)
$0.07
$0.02
$17.13
3Q22 TBV
Operating Earnings
Merger Charges
Dividends
Change in OCI
Other
4Q22 TBV

- ✓ 4Q22 capital ratios increased and are above peers
- ✓ The leverage ratio increased 28 bps to 9.69%, as compared to 3Q22
- ✓ Progress acquisition closed in 1Q23 and will reduce risk-based ratios approximately 45 bps to 55 bps on a stand-alone basis
- ✓ Quarterly dividend of $0.22 per share, an increase of 10% YOY
- ✓ There were no share repurchases during 4Q22
- ✓ Net unrealized securities losses in AOCI improved by $3.3 million to $342 million in 4Q22
  - AFS securities portfolio of $3.6 billion with a 3.5-year duration

*4Q22 regulatory capital ratios are preliminary

Net Interest Revenue / Margin[1]

$ in millions

Net Interest Revenue & Net Interest Margin



$137.6
$199.8
$209.9
2.81%
2.66%
3.57%
3.53%
3.76%
3.74%
4Q21
3Q22
4Q22
Net Interest Revenue
Net Interest Margin(1)
Core Net Interest Margin(2)

- ✓ Net interest revenue increased $10.1 million from 3Q22, or 20% annualized
- ✓ Net interest margin increased 19 bps from 3Q22, primarily driven by increased interest rates
- ✓ Core net interest margin of 3.74%, which excluded purchased loan accretion
- ✓ Purchased loan accretion totaled $1.3 million and contributed 2 bps to the margin, down 2 bps from 3Q22
- ✓ Approximately $5.3 billion or 35% of total loans are floating rate with another $1.9 billion that will adjust beyond one year
- ✓ 25% of securities were variable rate, of which 19% is floating or reprices within one year

4Q22 NIM Expansion



3.57%
0.01%
0.20%
(0.02%)
3.76%
3Q22 NIM
Mix Change
Higher Interest Rates
Loan Accretion
4Q22 NIM

Yields & Costs



4.18%
4.18%
4.33%
4.71%
5.22%
2.81%
2.97%
3.19%
3.57%
3.76%
1.46%
1.55%
1.81%
2.15%
2.44%
0.22%
0.22%
0.26%
0.44%
0.96%
4Q21
1Q22
2Q22
3Q22
4Q22
Loan Yield
NIM
Securities Yield
Cost of IBL

(1) Net interest margin is calculated on a fully-taxable equivalent basis
(2) Core net interest margin excludes PPP fees and purchased loan accretion

Noninterest Income

$ in millions



$37.2
$39.0
$33.5
$31.9
$33.4
$3.8
$10.9
$6.1
$7.8
$8.6
$3.2
$16.1
$5.9
$4.7
$9.1
$3.8
$7.0
$6.0
$6.7
$10.0
$2.2
$6.3
$5.9
$7.9
$9.6
$1.5
$3.1
$5.8
$13.5
$9.5
4Q21
1Q22
2Q22
3Q22
4Q22
Service Charges
Other
Brokerage / Wealth Mgmt
Mortgage
Loan sale gains

Linked Quarter

✓ Fees were up $1.5 million

- Notable items include:
- Positive equity valuation marks of $3.6 million
- $184,000 of securities losses
- A $3.2 million decline in mortgage fees driven by the absence of last quarter's $2.4 million MSR write-up and a decline in locked volume of $92 million, or 20% from 3Q22
  - MSR write-down of $239,000 in 4Q22
- We opted to sell fewer SBA / USDA loans and took $982,000 in 4Q gains on $16.9 million loans sold compared to $1.5 million in gains on $20.4 million loans sold in 3Q22
  - SBA / USDA loan originations increased $11.4 million to $46.8 million
- Gain on sale of equipment finance loans was $522,000 on $24.3 million of loan sales compared to $693,000 in gains on $21.6 million of loan sales in 3Q22

Year-over-Year

✓ Fees were down $3.8 million

- Mortgage rate locks of $364 million in 4Q22 compared to $695 million in 4Q21

Disciplined Expense Management

Efficiency Ratio %



62.1%
57.4%
56.6%
52.04%
48.4%
48.0%
56.5%
53.1%
53.2%
47.7%
47.4%
4Q21
1Q22
2Q22
3Q22
4Q22
GAAP
Operating
KRX Peer Median

- ✓ The efficiency ratio improved compared to last quarter due to continuing strong growth in Net Interest Income
- ✓ Year over year comparisons are also positively impacted due to merger-related cost savings

Noninterest Expense $



$ in millions
$109.2
$99.2
$119.3
$110.3
$120.8
$113.6
$112.8
$111.0
$117.3
$115.9
4Q21
1Q22
2Q22
3Q22
4Q22
GAAP
Operating

- ✓ Total operating expenses increased by $4.9 million quarter over quarter; notable items include:
- ✓ $939,000 in salaries driven by mid-year inflation driven increases
- ✓ $1.1 million in lower deferred costs from lower mortgage volume
- ✓ $700,000 in increased FDIC expenses, as assessment rates are increasing industry-wide

Credit Quality

Net Charge-Offs as % of Average Loans


0.17%
0.08%
0.03%
0.01%
-0.03%
4Q21
1Q22
2Q22
3Q22
4Q22

- ✓ 4Q22 net charge-offs of $6.6 million, or 0.17% of average loans, annualized
  - Navitas 4Q22 NCOs of 0.50%, annualized, or $1.7 million
- ✓ Non-performing assets increased $8.8 million during the quarter and were 0.29% of total loans, an increase of 5 bps quarter over quarter and essentially flat year over year
- ✓ Special mention loans improved from $312 million in 3Q22 to $247 million in 4Q22
- ✓ Higher risk loans, defined as special mention plus substandard accruing, declined slightly quarter over quarter and were down from 4% of loans in 4Q21 to 2.9% of loan in 4Q22

Non-Performing Assets as a % of Total Loans


0.28%
0.29%
0.23%
0.24%
0.29%
4Q21
1Q22
2Q22
3Q22
4Q22

Special Mention & Substandard Accruing Loans as a % of Total Loans


2.6%
2.1%
2.0%
2.1%
1.6%
1.4%
1.2%
1.2%
1.1%
1.3%
4Q21
1Q22
2Q22
3Q22
4Q22
Special Mention (%)
Substandard Accruing(%)

Allowance for Credit Losses

Allowance for Credit Losses (ACL) Walk-Forward



($000)
$167,300
$6,996
($6,611)
($20)
$12,855
$180,520
3Q22 ACL
Loan Growth
NCOs
Specific Reserve
Model / Forecast Changes
4Q22 ACL

Allowance for Credit Losses (ACL)



0.97%
1.02%
1.05%
1.12%
1.18%
$114
$146
$153
$167
$181
4Q21
1Q22
2Q22
3Q22
4Q22
ACL - Allowance for Credit Losses $
ACL - Allowance for Credit Losses %

- ✓ The provision for credit losses was $19.8 million in 4Q22
- ✓ Loan growth accounted for $7.0 million of the provision increase
- ✓ A weakening Moody's economic forecast drove $12.9 million in reserve build for the quarter
- ✓ Reserve levels continue to strengthen to 1.18% of loans from 0.97% in 4Q21

Note: ACL includes the reserve for unfunded commitments

4Q22 INVESTOR PRESENTATION
Exhibits

United Community Bank

Interest Rate Sensitivity

Net Interest Income Sensitivity



6.97%
3.53%
4.33%
2.85%
0.89%
+25 bps
+100 bps
+200 bps
% Change - Shocks
% Change - Ramps

- ✓ 2.85% asset sensitivity in +100 bp ramp; down from 3.60% asset sensitivity in 3Q22
- ✓ One 25 bp Fed rate hike is worth approximately 3.6 bps to net interest margin
- ✓ Other relevant data points
  - Approximately $5.3 billion or 35% of total loans are floating rate; another $1.9 billion will adjust after one year

Loan Repricing Characteristics



12%
4%
14%
53%
14%
3%
Fixed
BSBY
Libor
Prime
SOFR
Adjustable

Cumulative Betas

	4Q21	2Q22	3Q22	4Q22
Average Fed Funds Rate	0.07%	0.76%	2.20%	3.65%
Securities		51%	32%	27%
Loans		22%	25%	29%
Deposits		3%	6%	12%

Navitas Performance

$ in millions

Navitas Portfolio



9.19%
9.12%
9.08%
9.08%
9.01%
8.89%
8.85%
8.80%
8.79%
8.88%
$823
$864
$913
$969
$1,017
$1,083
$1,148
$1,211
$1,281
$1,374
3Q20
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
Navitas Loans $
Portfolio Yield %

Net Charge-Offs



0.72%
0.83%
0.70%
0.13%
0.21%
0.29%
0.10%
0.31%
0.36%
0.50%
2019
2020
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22

- ✓ Navitas represents 9% of total loans
- ✓ Navitas 4Q22 NCOs of 0.50%, or $1.7 million
- ✓ Navitas ACL / Loans of 1.70%
- ✓ After six quarters of lower than normal losses, NCOs have begun to normalize towards historical levels

Mortgage Activity Shift to Purchase & Adj. Rate Loans

$ in millions

Mortgage Locks & Sales


$695
3.9%
$757
3.6%
3.7%
$597
3.1%
2.7%
$456
$364
$285
$207
$160
$93
$68
4Q21
1Q22
2Q22
3Q22
4Q22
Mortgage locks $
Loans sold $
Gain on sale %

Purchase vs. Refinance


65%
66%
73%
71%
62%
35%
34%
27%
29%
38%
4Q21
1Q22
2Q22
3Q22
4Q22
Purchase
Refinance

- ✓ Gain on sale % decreased in 4Q22 driven by a continued rise in rates driving increased price competition
- ✓ Rate locks were $364 million compared to $456 million in 3Q22
- ✓ Purchase / Refi mix shifted slightly from 65% / 35% in 4Q21 to 62% / 38% in 4Q22
- ✓ 68% of locked loans were variable rate mortgages in 4Q22, up from 57% in 3Q22
- ✓ Sold $68 million loans in 4Q22, down $25 million from $93 million sold in 3Q22

Selected Segments – Senior Care

$ in millions


$511
$535
$537
$549
$520
$518
$465
$442
$408
$100
$172
$170
$170
$169
$144
$135
$124
$111
$46
$48
$64
$73
$73
$66
$59
$58
$77
4Q20
1Q21
2Q21
3Q21
4Q21
1Q22
2Q22
3Q22
4Q22
Substandard Accruing $
Special Mention $
Pass $

- ✓ Senior Care lending team are dedicated specialists with significant experience in the space
- ✓ Senior Care portfolio outstanding totaled $408 million as of 4Q22, or 2.7% of total loans
- ✓ As of December 31, $2.2 million of Senior Care loans were nonaccruing
- ✓ As of December 31, $111 million of Senior Care loans were special mention and $77 million were substandard accruing

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	4Q21	1Q22	2Q22	3Q22	4Q22
Expenses					
Expenses - GAAP	$ 109,156	$ 119,275	$ 120,790	$ 112,755	$ 117,329
Merger-related and other charges	(9,912)	(9,016)	(7,143)	(1,746)	(1,470)
Expenses - Operating	$ 99,244	$ 110,259	$ 113,647	$ 111,009	$ 115,859
Diluted Earnings per share					
Diluted earnings per share - GAAP	$ 0.55	$ 0.43	$ 0.61	$ 0.74	$ 0.74
Merger-related and other charges	0.09	0.07	0.05	0.01	0.01
Diluted earnings per share - Operating	0.64	0.50	0.66	0.75	0.75
Book Value per share					
Book Value per share - GAAP	$ 23.63	$ 24.38	$ 23.96	$ 23.78	$ 24.38
Effect of goodwill and other intangibles	(5.21)	(7.30)	(7.28)	(7.26)	(7.25)
Tangible book value per share	$ 18.42	$ 17.08	$ 16.68	$ 16.52	$ 17.13
Return on Tangible Common Equity					
Return on common equity - GAAP	9.32 %	6.80 %	9.31 %	11.02 %	10.86 %
Effect of merger-related and other charges	1.42	1.03	0.79	0.19	0.15
Return on common equity - Operating	10.74	7.83	10.10	11.21	11.01
Effect of goodwill and intangibles	3.19	3.17	4.10	4.39	4.19
Return on tangible common equity - Operating	13.93 %	11.00 %	14.20 %	15.60 %	15.20 %
Return on Assets					
Return on assets - GAAP	0.96 %	0.78 %	1.08 %	1.32 %	1.33 %
Merger-related and other charges	0.14	0.11	0.09	0.02	0.02
Return on assets - Operating	1.10 %	0.89 %	1.17 %	1.34 %	1.35 %

UNITED

Non-GAAP Reconciliation Tables

$ in thousands, except per share data

	4Q21		1Q22		2Q22		3Q22		4Q22	
Return on Assets to return on assets- pre-tax pre-provision										
Return on assets - GAAP	0.96	%	0.78	%	1.08	%	1.32	%	1.33	%
Income tax expense	0.26		0.20		0.32		0.37		0.41	
(Release of) provision for credit losses	(0.01)		0.39		0.09		0.25		0.33	
Return on assets - pre-tax, pre-provision	1.21		1.37		1.49		1.94		2.07	
Merger-related and other charges	0.19		0.15		0.11		0.03		0.02	
Return on assets - pre-tax, pre-provision, excluding merger-related and other charges	1.40	%	1.52	%	1.60	%	1.97	%	2.09	%
Efficiency Ratio										
Efficiency Ratio - GAAP	62.12	%	57.43	%	56.58	%	48.41	%	47.95	%
Merger-related and other charges	(5.64)		(4.34)		(3.35)		(0.75)		(0.60)	
Efficiency Ratio - Operating, excluding PPP fees and MSR marks	56.48	%	53.09	%	53.23	%	47.66	%	47.35	%
Tangible common equity to tangible assets										
Equity to assets ratio - GAAP	10.61	%	11.06	%	10.95	%	11.12	%	11.25	%
Effect of goodwill and other intangibles	(2.06)		(2.94)		(2.96)		(3.01)		(2.97)	
Effect of preferred equity	(0.46)		(0.40)		(0.40)		(0.41)		(0.40)	
Tangible common equity to tangible assets ratio	8.09	%	7.72	%	7.59	%	7.70	%	7.88	%

Glossary

ACL – Allowance for Credit Losses
ALLL – Allowance for Loan Losses
AUA – Assets Under Administration
BPS – Basis Points
C&I – Commercial and Industrial
C&D – Construction and Development
CECL – Current Expected Credit Losses
CET1 – Common Equity Tier 1 Capital
CRE – Commercial Real Estate
CSP – Customer Service Profiles
DDA – Demand Deposit Account
EOP – End of Period
EPS – Earnings Per Share
FTE – Fully-taxable equivalent
GAAP – Accounting Principles Generally Accepted in the USA
KRX – KBW Nasdaq Regional Banking Index
LPO – Loan Production Office
MLO – Mortgage Loan Officer
MTM – Marked-to-market
MSA – Metropolitan Statistical Area
MSR – Mortgage Servicing Rights Asset
NCO – Net Charge-Offs
NIM – Net Interest Margin
NPA – Non-Performing Asset
NSF – Non-sufficient Funds
OO RE – Owner Occupied Commercial Real Estate
PCD – Loans Purchased with Credit Deterioration
PPP – Paycheck Protection Program
PTPP – Pre-Tax, Pre-Provision Earnings
RBC – Risk Based Capital
ROA – Return on Assets
SBA – United States Small Business Administration
TCE – Tangible Common Equity
USDA – United States Department of Agriculture
YOY – Year over Year